

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT


08018269

November 18, 2008



Timothy W. Levin
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Re: SEI Daily Income Trust— Prime Obligation Fund (File No. 811-03451)

Dear Mr. Levin:

Your letter of November 5, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if the Prime Obligation Fund (the "Fund"), a series of SEI Daily Income Trust (the "Trust), and SEI Investments Company ("SEI"), enter into the arrangement summarized below and more fully described in the letter. SEI is the parent of the Trust's investment adviser, SEI Investments Management Corporation (the "Adviser") and, thus, is an affiliated person of the Fund as defined in Section 2(a)(3) of the Act.

The Fund is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

In November 2007 and February 2008, the Trust and SEI entered into and amended, respectively, a capital support agreement (as amended, the "Original Agreement") for the benefit of the Fund. The Original Agreement obligates SEI to make a cash contribution (up to a specified maximum amount) to the Fund sufficient to restore the Fund's net asset value ("NAV") to a specified minimum permissible NAV if certain triggering events occurred. You state that the Fund holds in its portfolio securities issued by the issuers identified on Schedule A of the Original Agreement (the "Covered Investments"). The Original Agreement was intended to limit the potential losses that the Fund may incur upon the ultimate disposition of a Covered Investment.

SEI does not have its own credit rating, but you state that SEI's obligations under the Original Agreement are guaranteed by a letter of credit for the benefit of the Fund issued by a bank that has received the highest short-term credit rating from the Requisite NRSROs as that term is defined in rule 2a-7 under the Act (the "Letter of Credit") and by cash or cash equivalents in a segregated account maintained at a qualified custodian under Section 17 of the Act (the "Segregated Account"). As a result, if deemed to be a security, the Original Agreement is a First Tier Security as that term is defined in rule 2a-7 under the Act.

The Original Agreement was entered into and amended after the staff of the Division of Investment Management informed the Trust and SEI on November 8, 2007 and February 29, 2008, respectively, that it would not recommend enforcement action to the Commission if the arrangement was effected.[4]

The Trust and SEI now seek to amend and restate the Original Agreement (the "Amended Agreement"). The principal changes you propose to make to the Original Agreement are to extend the termination date from November 6, 2008 to November 6, 2009 ("New Termination Date") and to provide additional capital support and amend the provisions requiring that the obligations of SEI be guaranteed by either a letter of credit or assets deposited in a segregated account.

You state that the Amended Agreement is designed to permit the Fund to maintain its "Aaa" rating from Moody's Investors Services and, unlike the Original Agreement, does not limit the amount of any cash contribution made to the Fund to an amount necessary to support the Fund's market-based NAV at a particular level. Rather, you state that SEI would be required to make a capital contribution to the Fund equal to the difference between the amount received by the Fund upon the occurrence of a contribution event and the amortized cost value of the Covered Investment at the time of the contribution event and with no maximum contribution amount. Finally, you state that under the Amended Agreement, collateral guaranteeing SEI's

[4] *See* SEI Daily Income Trust—Prime Obligation Fund, SEC Staff No-Action Letter (Nov. 8, 2007); SEI Daily Income Trust—Prime Obligation Fund, SEC Staff No-Action Letter (Feb. 29, 2008).

obligations under the Amended Agreement must first be provided by a Letter of Credit up to $150 million, collateral above that amount will be provided by a Letter of Credit up to the amount then available under SEI's existing credit facilities, and credit beyond that amount will be provided by the Segregated Account, which the Amended Agreement now provides will be in a form that does not constitute property of SEI's bankruptcy estate. You state that the Amended Agreement requires that SEI maintain collateral having a value equal to the greater of (i) the amount of collateral required under the Original Agreement or (ii) the difference between the then-current amortized cost value of the Covered Investments and 90% of the then-current value of the Covered Investments used to calculate the Fund's market-based NAV.

You represent with respect to the Amended Agreement that:

(i) The Amended Agreement would obligate SEI upon the occurrence of a Contribution Event (as defined in the Amended Agreement) to make a cash contribution to the Fund equal to the difference between the amount received by the Fund upon the occurrence of the Contribution Event and the amortized cost value of the Covered Investment at the time of the contribution event, with no maximum contribution amount;

(ii) The Amended Agreement would be entered into at no cost to the Fund, and SEI would not obtain any shares from the Fund in exchange for its contribution;

(iii) The Fund will sell all the Covered Investments it holds promptly on the business day immediately prior to the New Termination Date, if such sale would trigger a Contribution Event under the Amended Agreement;

(iv) If the Amended Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7;

(v) The Adviser, pursuant to authority delegated from the Trust's Board of Trustee's (the "Board") and in accordance with rule 2a-7(c)(3)(i), has determined that the Letter of Credit presents minimal credit risks with respect to the Fund;

(vi) The Amended Agreement would terminate following a change in the Letter of Credit issuer's short-term credit ratings unless SEI puts in place a substitute arrangement that is a First Tier Security within 15 calendar days after such occurrence, and the Letter of Credit issuer's rating qualifies as a Second Tier Security, as defined in rule 2a-7, during the 15 calendar day period or unless the sale of the Covered Investments at that time would not result in a Contribution Event;

(vii) The bank at which any Segregated Account would be maintained would be a qualified custodian under Section 17 of the Act;

(viii) The Segregated Account would consist of cash or cash equivalents and may be reduced only by the amount of any capital contribution made by SEI to the Fund; and

(ix) The Amended Agreement specifies that the Fund would draw on the Letter of Credit or withdraw funds from the Segregated Account in the event that SEI fails to make a capital contribution when due under the Amended Agreement, and in such event the assets of the Segregated Account would be available to the Fund by means of a transfer initiated by the Fund without the requirement of further action or consent by SEI.

You further represent the following with respect to the extension:

(i) The Adviser has informed the Board of its belief that greater value could be realized on the Covered Investments if the Original Agreement was extended and amended;

(ii) The Amended Agreement includes as a contribution event the Fund receiving Replacement Notes (as defined in the Amended Agreement) having a value less than the then-current amortized cost value of the Covered Investments in connection with any restructuring of the issuer of the Covered Investments occurring on or after April 1, 2009;

(iii) The Amended Agreement permits the Board to cause the Fund to sell the Covered Investments and obligate SEI to make a cash contribution to the Fund if the Board determines that the collateral maintained is less than the required collateral amount under the Amended Agreement; and

(iv) The Board of the Trust, including all the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the Amended Agreement and has determined that it would be in the best interests of the Fund and its shareholders to continue to hold the Covered Investments and has approved the New Termination Date.

On the basis of the facts and representations above, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) or 17(d) of the Act if the Trust and SEI enter into the Amended Agreement.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,



Sarah G. ten Siethoff
Attorney Adviser

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5 This letter confirms the position of the staff that was provided orally by the undersigned to Timothy W. Levin on November 5, 2008.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Timothy W. Levin
215.963.5037
tlevin@morganlewis.com

November 5, 2008

**Investment Company Act of 1940—**
**Sections 12(d)(3), 17(a)(1), and 17(d)**

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: SEI Daily Income Trust – Prime Obligation Fund

Dear Mr. Plaze:

We are writing on behalf of SEI Investments Company (the "Support Provider"), an affiliated person of SEI Daily Income Trust (the "Trust") with respect to its Prime Obligation Fund (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Support Provider amend and restate the agreement governing the capital support arrangements previously considered by the Division in no-action letters dated November 8, 2007 and February 29, 2008 (together, the "Initial Letters") in the manner described below.

The Trust is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund is a money market fund and seeks to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuation in valuing its portfolio securities in reliance on Rule 2a-7 under the 1940 Act. SEI Investments Management Corporation ("SIMC"), which is a direct, wholly-owned subsidiary of the Support Provider, is the Fund's investment adviser. Columbia Management Advisors, LLC, a subsidiary of Bank of America Corporation, is the sub-adviser to the Fund. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Current Agreement and the Amended and Restated Agreement (as defined below), as applicable.

The Current Capital Support Agreement.

As described in the Initial Letters, the Fund holds Notes issued by the Issuers identified on Schedule A of the Current Agreement (defined below). In order to limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes, the Support Provider has entered into a Capital Support Agreement, as amended (the "Current Agreement"), at no cost to the Fund, that would prevent any losses realized on the Notes (collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible Notes") from causing the Fund's market based net asset value per share ("NAV") to fall below the Minimum Permissible NAV specified in the Current Agreement. Generally, upon a sale or other ultimate disposition of an Eligible Note, the Current Agreement obligates the Support Provider to make a cash contribution to the Fund (in an amount up to the maximum amount specified in the Current Agreement) sufficient to restore the Fund's NAV to the Minimum Permissible NAV. The Support Provider would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions. The Support Provider's obligations under the Current Agreement are guaranteed in two ways. First, the Support Provider has arranged for a Letter of Credit issued at the expense of the Support Provider by a bank having a First Tier credit rating to be issued for the benefit of the Fund (the "Letter of Credit Provider"). Second, the Support Provider may deposit funds into a Segregated Account at a bank that is a qualified custodian under Section 17 of the 1940 Act for the benefit of the Fund. The Segregated Account, which may be an interest-bearing account and/or the assets of which may be invested in money market investments, is structured so that the Fund may effect a withdrawal by initiating an ACH transfer from the Segregated Account without the need for further action or authorization by the Support Provider. Under the Current Agreement, the Fund will draw on the Letter of Credit and/or draw funds from the Segregated Account in the event that the Support Provider fails to make a cash contribution when due under the Current Agreement.

The Current Agreement further provides that any securities received in exchange for the Notes that qualify as Eligible Securities under Rule 2a-7 (or any Notes that qualify again as Eligible Securities) will not be subject to the Current Agreement. The Current Agreement obligates the Fund to sell the Eligible Notes (i) promptly following any change in the Letter of Credit Provider's short term credit ratings such that the Letter of Credit Provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, or (ii) on the business day immediately prior to November 6, 2008; provided that, the Fund shall not be required to complete any such sale if the amount the Fund expects to receive would not result in the payment of a Capital Contribution, or, with respect to an event described in (i) above, if the Support Provider substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and, during such 15 day period, the Letter of Credit Provider's obligations continue to qualify as Second Tier Securities under paragraph (a)(22) of Rule 2a-7. The Current Agreement will terminate upon the occurrence of any change in the Letter of Credit Provider's short-term credit ratings such that the Letter of Credit Provider's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, unless the Support Provider satisfies the terms of the Current Agreement permitting arrangements for a substitute obligation or credit support within 15 days. Termination of the Current Agreement does not relieve (i) the Fund of its obligation to sell the Eligible Notes prior to termination, to the extent that such a sale is required by the Current Agreement; or (ii) the Support Provider of its obligation to make a Capital Contribution to the Fund following such a sale, to the extent that such sale would give rise to a Contribution Event.

Proposed Amendment and Restatement of the Current Agreement.

The Trust and the Support Provider propose to amend and restate the Current Agreement (the "Amended and Restated Agreement"), a form of which has been provided to you, in order to effect two principal changes. First, it is proposed that the term of the Current Agreement be extended for an additional one-year period ending November 6, 2009. Second, it is proposed that the Current Agreement be amended to provide additional capital support and amend the provisions requiring that the obligations of the Support Provider be guaranteed by either a Letter of Credit or assets deposited in a Segregated Account. The Current Agreement also would be amended to reflect certain additional provisions requested by the Division.[1]

a. Proposed Extension of the Current Agreement.

The obligation of the Support Provider to make a Capital Contribution to the Fund under the Current Agreement will terminate no later than November 6, 2008. In addition, if not terminated sooner pursuant to its terms, the Current Agreement would require the Fund to dispose of any remaining Eligible Notes on the business day immediately preceding November 6, 2008, thereby triggering the obligation of the Support Provider to make a Capital Contribution (if owed).

In light of the approaching expiration of the Current Agreement, as well as the continued disruption of the credit markets generally, and the market for the Eligible Notes specifically, the Support Provider and the Trust propose to extend the term of the Current Agreement by entering into the Amended and Restated Agreement. The Amended and Restated Agreement would (i) extend the termination date of the Current Agreement by one year, from November 6, 2008 to November 6, 2009; and (ii) extend the latest date by which the Fund would be obligated to dispose of the Eligible Securities[2] and trigger a requirement for a Capital Contribution by the Support Provider (if owed) to the business day immediately preceding November 6, 2009.

The Board of Trustees of the Trust (the "Board"), including the Trustees who are not "interested persons" of any party to the Amended and Restated Agreement (the "Independent Trustees"), approved the changes relating to the extension of the Current Agreement at a meeting held on September 17, 2008. In approving the changes relating to the extension of the Current Agreement, the Board considered information provided by SIMC in response to a written request for information delivered by the Board and developed by counsel to the Independent Trustees in consultation with the Independent Trustees and counsel to the Fund. The information provided by SIMC covered, among other things, the current status of the capital support provided under the Current Agreement, analysis of the Eligible Notes, conditions affecting the market generally and the Eligible Notes in particular, the credit rating of the Letter of Credit Provider, and the financial circumstances of the Support Provider. The Board also considered information regarding the Eligible Notes that had been provided at prior regular and special meetings of the Board. Finally, the Board considered the view of SIMC that, in light of all of the facts and circumstances, (i) the difficulties in the credit markets affecting money market funds were expected to continue well beyond the termination date of the Current Agreement, (ii) the capital support provided under the Current Agreement continues to be the most effective means of providing support to the Fund with respect to the Eligible Notes, and (iii) the extension would increase the likelihood that a greater value could be realized on the Eligible Notes.

In addition, counsel to the Independent Trustees has provided to the Division a letter that summarizes the conclusions of the Independent Trustees in determining to approve the extension of the Current Agreement. Finally, representatives of the Support Provider and counsel to the Independent Trustees participated in a telephone conference with staff of the Division to discuss

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1 At the request of the Division, the Amended and Restated Agreement would include a provision that would permit the Board, at its option, to cause the Fund to sell the Eligible Notes and trigger the obligation of the Support Provider to make a Capital Contribution to the Fund to the extent that the Board determines that the Collateral maintained under the Amended and Restated Agreement is less than the Required Collateral Amount.

2 In the Amended and Restated Agreement, the term "Covered Investment" is used instead of "Eligible Note".

the terms of the proposed Amended and Restated Agreement and conclusions reached by the Independent Trustees in determining to approve the entry into the Amended and Restated Agreement.

b. Proposed Provision of Additional Capital Support.

The Support Provider and the Trust propose to increase the amount of capital support provided to the Fund with respect to the Eligible Notes under the Current Agreement by entering into the Amended and Restated Agreement (the "Supplemental Support Provisions"). The Supplemental Support Provisions are designed to permit the Fund to maintain its "Aaa" rating from Moody's Investors Service ("Moody's"). The Supplemental Support Provisions are integrated with the provisions in the Current Agreement, so that the Amended and Restated Agreement would continue to require the Support Provider to make a cash contribution to the Fund upon a sale or other ultimate disposition of an Eligible Note, and the Support Provider would not obtain any shares or other consideration from the Fund for its contribution. The Amended and Restated Agreement also would continue to require the Fund to dispose of the Eligible Notes and trigger the Support Provider's obligation to make a cash contribution under certain circumstances. At the request of the Division, the Amended and Restated Agreement includes new sub-part of the definition of "Contribution Event" that would result in the occurrence of a Contribution Event in the event that the Fund receives Replacement Notes having a value less than the then-current amortized cost value of the Eligible Notes in connection with any restructuring of the issuer of the Eligible Notes occurring on or after April 1, 2009.

Unlike the capital support provided under the Current Agreement, the Amended and Restated Agreement does not limit the amount of any cash contribution made to the Fund to an amount necessary to support the Fund's market-based NAV at a particular level (*i.e.*, the Minimum Permissible NAV). Rather, the Support Provider would be required to make a Capital Contribution to the Fund equal to the difference between the amount received by the Fund upon the occurrence of a Contribution Event and the amortized cost value of the Eligible Note at the time of Contribution Event. In addition, unlike the Current Agreement, the Amended and Restated Agreement does not have a stated Maximum Contribution Amount. Therefore, the Amended and Restated Agreement would protect the Fund's entire holdings of Eligible Notes and prevent the Fund from realizing any loss with respect to an Eligible Note.

As under the Current Agreement, the Support Provider is required to provide either a Letter of Credit or deposit funds in a Segregated Account to guarantee its obligations to make payment to the Fund under the Supplemental Support Provisions.[3] The Segregated Account is designed so that the Fund may draw assets from the Segregated Account without the need for any additional authorization by the Support Provider and, in the event of the bankruptcy or insolvency of the Support Provider, the Segregated Account would not constitute property of the bankruptcy estate under 11 U.S.C. Section 541 or otherwise. The Amended and Restated Agreement requires that collateral must first be provided by Letter of Credit up to an amount equal to the amount of collateral provided under the Current Agreement (currently, one hundred

3 We note that the Amended and Restated Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. If deemed to be a security, we believe that the Amended and Restated Agreement would be an "Eligible Security" in light of its terms and the fact that all obligations under the Amended and Restated Agreement are supported by Collateral. We further note that SIMC, pursuant to delegated authority, has determined that the Amended and Restated Agreement presents minimal credit risks in accordance with Rule 2a-7(c)(3)(i).

fifty million dollars ($150,000,000)). Collateral above that amount, if necessary, will be provided by Letter of Credit up to the amount then available under the Support Provider's existing credit facilities, which currently permit Letters of Credit equal to $200,000,000 in the aggregate to be issued.[4] Collateral in excess of that amount may be provided by Letter of Credit or funds deposited in a Segregated Account. Under the Amended and Restated Agreement, the Support Provider must maintain collateral having a value equal to the greater of (i) the amount of collateral that was required under the Current Agreement, or (ii) the difference between the then-current amortized cost value of the Eligible Notes and 90% of the then-current value of the Eligible Notes used to calculate the Fund's market-based NAV. The Support Provider would have three business days to increase the amount of collateral, if necessary, as a result of changes in the market-based value of the Eligible Notes. The Fund would rely on the Amended and Restated Agreement for purposes of determining its market-based NAV only to the extent that the obligations of the Support Provider are guaranteed by the maintenance of collateral.

The Board, including the Independent Trustees, approved the proposed terms of the Supplemental Support Provisions at a meeting held on October 3, 2008.

Need for No-Action Relief.

The Support Provider is an "affiliated person" or an "affiliated person of an affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act because it is the parent company of the investment adviser to the Fund. The entry into the Amended and Restated Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

The Support Provider's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The entry into the Amended and Restated Agreement may be, therefore, subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

On behalf of the Fund and the Support Provider, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Support Provider under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or rules thereunder, if the Support Provider and the Fund enter into the Amended and Restated Agreement as described above.

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4 As of the date of this letter, it is anticipated that at least $20,000,000 of available collateral in the form of a Letter of Credit will be used to collateralize credit support obligations with respect to the SEI Liquid Asset Trust Prime Obligation Fund.

If you have any questions or other communications concerning this matter, please call the undersigned at 215.963.5037.

Very truly yours,



Timothy W. Levin

cc: Timothy D. Barto, Esq.

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